

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 22, 2017

Jay Wenjie Xiao
Chief Executive Officer and Director
LexinFintech Holdings Ltd.
27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518052
The People's Republic of China

> **Re:** **LexinFintech Holdings Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 20, 2017**
> **File No. 333-221509**

Dear Mr. Xiao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2017 letter.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Quality Assurance Program on *Juzi Licai*, page F-78

1.   Please provide us with a copy of the agreement that is entered into by all counterparties involved with the quality assurance program ("QAP").

2.   We note your response to comment 2 indicating that there is no contingency. Based on your disclosure on page 147, we note you transfer certain amounts from the quality

assurance funds to the corresponding investor if a customer is 7 days delinquent or in a serious default. Please tell us why you believe this does not constitute a contingency in which you are required to make payments to the investor based on the customer's failure to make timely monthly payments. As part of your response, provide us with a detailed analysis explaining why you do not believe the arrangement is within the scope of ASC 460-10-15-4 through 6.

3. We note your response to comment 2 explaining the journal entries that are recognized when the quality assurance program funds are received. Please clarify the entries that are recognized specifically relating to the restricted cash component (both debit and credit). To the extent that a credit is recognized to accrued interest receivable, deferred interest and financial services income, explain the portions relating to each of those components and how they are determined.

4. We note your response to comment 3, which includes discussion that the funds set aside in the QAP were not sufficient to cover payouts for defaulted loans for the three months ended September 30, 2017. Please address the following:

- Tell us how your delinquency rate for these loans covered under the QAP compares to your delinquency rates disclosed on pages 89 and 90. To the extent that it is different, explain why and disclose those factors.

- Tell us the percentage of new loans originated under the QAP that are already delinquent or in default.

- For these new loans that were originated and defaulted during the same quarter, tell us whether you recognized an allowance on these new loans and explain the factors considered in your determination. To the extent that you did recognize an allowance, quantify the amount recognized.

- Revise your disclosures to include the relevant information discussed in your response.

5. We note your response to comment 3 indicating that if the QAP becomes insufficient to pay back all individual investors with defaulted loans, these individual investors will be repaid on a pro rata basis, and their outstanding unpaid loans will be deferred to the next time when the QAP is replenished. Please address the following:

- Explain how the pro rata and payment deferral terms correspond to the fact that the Company is the primary obligor to the individual investors.

- Tell us whether the Company is ultimately obligated to repay the individual investors the loan amount regardless of whether the QAP funds are sufficient or not.

- If the QAP funds never become sufficient to repay the individual investors, tell us what the accounting impacts would be and what journal entries you would recognize.

You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Craig Yan Zeng
        Z. Julie Gao, Esq.